

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

September 10, 2007

Mr. Dennis LaVorgna
Chief Financial Officer
VOS International, Inc.
13000 Danielson Street, Suite J
Poway, California 92064

> **RE:** **VOS International, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **File No. 0-27145**

Dear Mr. LaVorgna:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief